                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                             Homex Development Corp.
                 (Translation of registrant's name into English)
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    25030W100
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Luis Alberto Harvey McKissack
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Mexico
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

  NUMBER OF    -----------------------------------------------------------------
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON      -----------------------------------------------------------------
    WITH:      8   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     **

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.0%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN

--------------------------------------------------------------------------------

** The reporting person filed a Schedule 13G in respect of the common shares of the issuer held as of December 31, 2004. Such common shares were held by a trustee of ZN Mexico Trust, one of the funds managed by ZN Mexico Capital Management, L.L.C. Voting control over these common shares was held by ZN Mexico Capital Management, LLC, the Manager of ZN Mexico Trust, of which Luis Alberto Harvey McKissack, Arturo J. Saval Perez and Thomas C. Barry are principals. All such common shares were disposed of during 2005.


                                PAGE 2 OF 9 PAGES

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Arturo J. Saval Perez
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Mexico
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

  NUMBER OF    -----------------------------------------------------------------
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON      -----------------------------------------------------------------
    WITH:      8   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     **

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.0%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN

--------------------------------------------------------------------------------

** The reporting person filed a Schedule 13G in respect of the common shares of the issuer held as of December 31, 2004. Such common shares were held by a trustee of ZN Mexico Trust, one of the funds managed by ZN Mexico Capital Management, L.L.C. Voting control over these common shares was held by ZN Mexico Capital Management, LLC, the Manager of ZN Mexico Trust, of which Luis Alberto Harvey McKissack, Arturo J. Saval Perez and Thomas C. Barry are principals. All such common shares were disposed of during 2005.


                                PAGE 3 OF 9 PAGES

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Thomas C. Barry
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

  NUMBER OF    -----------------------------------------------------------------
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON      -----------------------------------------------------------------
    WITH:      8   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     **

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.0%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN

--------------------------------------------------------------------------------

** The reporting person filed a Schedule 13G in respect of the common shares of the issuer held as of December 31, 2004. Such common shares were held by a trustee of ZN Mexico Trust, one of the funds managed by ZN Mexico Capital Management, L.L.C. Voting control over these common shares was held by ZN Mexico Capital Management, LLC, the Manager of ZN Mexico Trust, of which Luis Alberto Harvey McKissack, Arturo J. Saval Perez and Thomas C. Barry are principals. All such common shares were disposed of during 2005.


                                PAGE 4 OF 9 PAGES

                                  SCHEDULE 13G

ITEM 1.

          (a) Name of Issuer: Homex Development Corp. (Translation of registrant's name into English)

          (b)  Address of Issuer's Principal Executive Offices:

               Andador Javier Mina 891-B
               Colonia Centro Sinaloa
               80200 Culiacan, Sinaloa, Mexico

ITEM 2.

          (a)  Name of Persons Filing:

               Luis Alberto Harvey McKissack
               Arturo J. Saval Perez
               Thomas C. Barry

          (b)  Address of Principal Business Office or, if none, Residence:

               c/o ZN Mexico Trust
               6 Front Street
               Hamilton HM DX, Bermuda.

          (c)  Citizenship:

               Luis Alberto Harvey McKissack: Mexico
               Arturo J. Saval Perez: Mexico
               Thomas C. Barry: United States

          (d) Title of Class of Securities: Common Shares and American Depositary Shares representing Common Shares

          (e)  CUSIP Number: 25030W100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR SECTIONS 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);


                                PAGE 5 OF 9 PAGES

          (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c);

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f)  [ ] An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(1)(ii)(F);

          (g)  [ ] A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

          Not applicable.

ITEM 4.   OWNERSHIP.

          (a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

          (b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).

          (c)  Number of shares as to which the Reporting Person has:

               (i) Sole power to vote or direct the vote: See the response(s) to Item 5 on the attached cover page(s).

               (ii) Shared power to vote or direct the vote: See the response(s)
                    to Item 6 on the attached cover page(s).

               (iii) Sole power to dispose or direct disposition of: See the response(s) to Item 7 on the attached cover page(s).


                                PAGE 6 OF 9 PAGES

               (iv) Shared power to dispose or direct disposition of: See the response(s) to Item 8 on the attached cover page(s).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ x ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See Exhibit 99.1.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                                PAGE 7 OF 9 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2006


                                        By: /s/ Luis Alberto Harvey McKissack
                                            ------------------------------------
                                        Name: Luis Alberto Harvey McKissack


                                        By: /s/ Arturo J. Saval Perez
                                            ------------------------------------
                                        Name: Arturo J. Saval Perez


                                        By: /s/ Thomas C. Barry
                                            ------------------------------------
                                        Name: Thomas C. Barry


                               PAGE 8 OF 9 PAGES